Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China

February 24, 2011

Julie Sherman
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Harbin Electric, Inc.
Response to Form 10-K for the year ended December 31, 2009
Filed on March 16, 2010
File No.: 001-33276
Response to Form 10-Q for the quarterly period ended September 30, 2010
Filed on November 9, 2010

Dear Ms. Sherman:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the ”Commission”), on January  20, 2011 (the “Staff’s Letter”). The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Form 10-K for the year ended December 31, 2009

General

1.
We are unable to agree with your analysis in response to prior comment 1.  Because the filing of your Form 10-K serves as post-effective amendment to outstanding Form S-3s, you must be eligible to use that registration statement form when the Form 10-K is filed.  Therefore, please confirm that when you file your Form 10-K for the fiscal-year ended December 31, 2010, you will also post-effectively amend your outstanding Form S-3s onto a form that you are eligible to use.

Response to Comment 1:

The Company respectfully requests that a conference between its counsel and the Branch Chief supervising this review with respect to non-accounting issues be scheduled as soon as possible following submission of this response to further discuss this issue, the associated request for the filing of such post-effective amendments and the policy issues associated with such a request. The Company is not aware of any provision of the Securities Act of 1933, as amended or the rules and regulations promulgated thereunder that requires an issuer to file a post-effective amendment to any registration statement that is not being used.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

The Company again respectfully acknowledges that unless it requests and obtains from the Commission, a waiver with respect to S-3 eligibility that it will be unable to use either of its outstanding Form S-3’s until it again regains S-3 eligibility.  Currently neither of these S-3’s are in use by selling security holders or otherwise, so no current or potential shareholders of the Company would benefit from the filing of post-effective amendments to such S-3’s. In addition, such filings would not serve the purpose of updating current or potential investors in the Company with additional information, as all information that would be required to be included in such filings, will be included in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2010.  In fact, the Company believes that such filings would be materially misleading to its shareholders and potential investors and could cause its shareholders and potential investors material harm by falsely signaling to the marketplace that the Company is contemplating a public offering of its securities at a time when it has clearly and consistently advised the marketplace that it is in the process of evaluating a management going private proposal or such other strategic alternatives as the Special Committee of its Board of Directors deems appropriate.

Customers, page 8

2.
We note your response to prior comment 4.  Please clarify how you determined that you had only one major customer for the year ended December 31, 2009, as you disclose in this section.  Also, we note your response is limited to “the most recent sales agreements.”  Please expand to provide prior sales agreements that are legally signed and dated by all parties involved.

Response to Comment 2:

Based on our research, SFAS No. 131 requires issuers to disclose the amount of revenues from each external customer that amounts to 10 percent or more of an enterprise's revenue.

For the year ended December 31, 2009, the Company reported total revenues at $223.23 million. The sales to the top customer (Daqing Xinchengtai Technology Co., Ltd.) amounted to $26.5 million, representing 12% of total revenues. We followed the US GAAP, and therefore, disclosed this customer as the major customer and disclosed the sales percentage of this customer in the Form 10-K for the year ended December 31, 2009. We have incorporated the Commission’s comments in our Form 10-Q for the quarter ended September 30, 2010 and disclosed the identity of this customer.

However, we have found a minor reporting mistake in the Form 10-K for the year ended December 31, 2009 in connection with our second largest customer. After a further review, the total sales to our second largest customer Jiangsu Liyang Seat Adjustor Factory were $22.5 million for the year ended December 31, 2009, representing 10.09% of the total sales of the Company.  We realize that we overlooked this and did not include this customer as one of the major customers in 2009.

This is an innocent error and we apologize for this mistake that may have caused the confusion. Since we are in the process of preparing and filing the Form 10-K for the year ended December 31, 2010 (expected to be filed in mid-March), we respectfully ask the Commission to allow the Company to revise the disclosure and incorporate this comment in future filings in the Form 10-K for the year ended December 31, 2010.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

Additionally, sales agreements with the top three customers in 2008 and 2009 for the prior periods requested by the Commission are also provided supplementally as Exhibit 1, Exhibit 2, and Exhibit 3.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 24

3.
We see from your response to our prior comment 2 that you have added 20 regional distribution networks on top of the previous distribution networks.  Please clarify for us the nature of your distribution networks, tell us if you sell your products to end customers, or in some cases, to distributors through these networks.  If you do sell products to distributors, please also tell us how you recognize revenue to distributors.

Response to Comment 3:

Our industrial rotary motors business includes two manufacturing plants: Xi’an Tech Full Simo Motor Co., Ltd. (“Xi’an Simo”) and Weihai Tech Full Simo Motor Co., Ltd. (“Weihai Motor”).

Customers who purchase our industrial rotary motors are divided into two major categories: distributors and non-distributors. Non-distributors consist of OEM users, traders and end users. Distributors are committed to annual sales target and entitled to a sales rebate. Sales rebates are applied to reduce revenues in accordance with U.S. GAAP. The title of our products is passed to distributors upon shipment. For distributors and non-distributors, our revenue recognition policy is the same – we recognize revenues when title and risk of ownership are passed to the customer, which is at the date of shipment when a formal arrangement exists, the price is fixed or determinable, no other significant obligations exist and collectability is reasonably assured.

4.
Please refer to our prior comment 3.  We do not see where you have provided the requested information regarding one of your primary customers for your micro motor product line.  As previously requested, please provide us with the nature of your relationship with that customer, the type of product they purchased, and your understanding as to the reason for any changes in their purchases from period to period.  Please provide this analysis for the year ended December 31, 2009 as compared to the year ended December 31, 2008 and for the nine months period ended September 30, 2010 compared to the nine months period ended September 30, 2009.

Response to Comment 4:

Per our understanding, this Comment refers to the other major customer for our micro motor product line – Jiangsu Liyang Car Seat Adjuster Factory (“Jiangsu”). Jiangsu is a Chinese customer located in Jiangsu Province, China. Our nature of relationship with Jiansu is only limited to a normal supplier and customer relationship. It is neither an affiliate with nor a related party to the Company. This customer has had a long term relationship with the Company since 2007. It purchases our micro motors for car seat automation function, such as moving seat back and forth, up and down, and adjusting seat angles.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

Please see Table 1 in the supplemental materials we have provided to the Commission regarding sales to this customer for the year ended December 31, 2009 as compared to the year ended December 31, 2008 and for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009.

The sales to this customer increased by $3.4 million in 2009 as compared to 2008 and $2.5 million for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009.

The sales increase in 2009 versus 2008 to this customer was attributable to higher priced new products. In general, as auto makers launch new car models each year, the micro motors or other auto parts that go with new car models also need to be redesigned. We redesigned and upgraded the micro motor for the customer in 2009. In 2008 the average selling price (ASP) of our micro motors (Model 49 series) purchased by this customer was at RMB112 per unit; while in 2009 the ASP of our micro motors (Model 59 series) purchased by this customer was at RMB173 per unit.

The sales increase in the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009 to this customer was driven by higher volume. The ASP has been relatively flat in 2010 versus 2009. However, the overall economy in China was stronger in 2010 versus 2009, when the global financial crisis hurt the economy in 2009 severely. We believe that the main drivers for the volume growth to this customer on the macro scale are:

a) Auto sales and production in China are growing fast.

b) International auto makers have increasingly moved the purchasing and manufacturing of auto parts and car assembly to China in order to lower costs.

c) The automation features of car interiors that were previously only included in high-end luxury cars are increasingly becoming standard features in lower to mid-end cars today. This trend has increased demand for micro motors significantly.

5.
We see from your response dated October 28, 2010 that you sold 540 oil pumps in 2009.  Please reconcile this with your disclosure on page 24 of your Form 10-K for the year ended December 31, 2009, where you disclose that you sold 519 oil pumps in 2009.  Please quantify the impact of the 21 unit discrepancy on your revenues as part of your response.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

Response to Comment 5:

We noticed the error on page 24 of our Form 10-K regarding the quantity of oil pumps sold in 2009 as the Commission pointed out. The correct quantity of oil pumps sold in 2009 was 540 units. As the matter of fact, we did disclose the quantity of oil pumps sold in each quarter in our 2009 Form 10-Q and Form 10-K. In the Form 10-Q for the first quarter ended March 31, 2009, we disclosed that the quantity of oil pumps sold were 60 units in the first quarter of 2009 (page 36). In the Form 10-Q for the second quarter ended June 30, 2009, we disclosed that the quantity of oil pumps sold were 105 units in the second quarter of 2009 (page 41). In the Form 10-Q for the third quarter ended September 30, 2009, we disclosed that the quantity of oil pumps sold were 259 units in this quarter (page 36). In the Form 10-K for 2009, we disclosed that the quantity of oil pumps sold were 116 units in the fourth quarter of 2009 (Exhibit 99.1, first page of the press release). Adding the quarterly number together, the total quantity for the year was 540. This was an innocent calculation error and we truly apologize for the mistake.

The total revenues reported for 2009 reflected the correct quantity of oil pump at 540 units. The difference of the two numbers was 21. We sold oil pumps at approximately $43,800 per unit in 2009. The revenue difference would have been about $0.92 million had the revenues been based on the incorrect number.

Investment Activities, page 31

6.
We note your response to prior comment 5.  Please expand to tell us when the audit of Simo Motor began relative to the announcement of the acquisition.  In this regard, we note that you filed the audited financial statements of Simo Motor 16 days after you announce the acquisition.

Response to Comment 6:

The Company engaged an independent accounting firm on July 17, 2009 (the “Auditor”) to audit Simo Motor as part of our due diligence process with respect to Simo Motor. The Auditor began work in early August, 2009.  At the time the work began, the Company had not received any indication from Simo Motor as to whether or not it would be selected from among the various persons then conducting due diligence on Simo Motor as the potential acquiror of Simo Motor. The Board approved the acquisition in late September after reviewing preliminary financial data of Simo Motor. The Company and Simo Motor entered into a formal agreement with respect to the acquisition on October 2, 2009. The Company announced the acquisition on October 6, 2009. The Auditor finalized and signed off the financial statements and the Company filed the 8-K with the audited financial statements of Simo Motor on October 23, 2009.The due diligence prior to the transaction expedited the audit work.

Item 9A. Controls and Procedures, page 36

7.
We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following:

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

(a)	Please tell us how you evaluate and assess internal control over financial reporting:

•
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

•
It appears from your discussion on page 36 that you have an internal audit group, if so, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

(b)	Please tell us how you maintain your books and records and prepare your financial statements:

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

(c)
Please tell us about the background of the people involved in your financial reporting.  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

(d)	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

(e)
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

(f)	Please tell us more about your audit committee financial expert:

•
We see that you identify Mr. Plowman as the Chairman of the Audit Committee.  We see from your disclosure on page 40 that he is the audit committee financial expert, please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Response to Comment 7(a):

Management has defined that our financial reporting process involves two different cycles: (1) at each individual entity (subsidiary) level, and (2) at the consolidated level. We have developed and implemented processes and systems to address financial reporting risks at these two levels.

At operational subsidiary level, we manage the processes and internal control systems to address financial reporting risks at each location.

•
At each subsidiary, we map out the operational processes and flows, identify the risk points that could compromise the quality of our financial reporting, develop and implement control procedures and systems at those identified risk points. Our operational flow map covers the following major processes: sales and accounts receivables, inventory management, cost of goods sold management, capital project management, periodical financial closing and reporting, procurement and accounts payables, payroll management, shareholders’ equity, fixed assets management, cash management, and tax.

•
We then conduct self-evaluation by periodic testing, summarize and document the issues that could pose risks to financial reporting, develop remediation plan, and implement the plan. We conduct the self-evaluation periodically and yearly, so it is a continuous improvement process at the Company in evaluating and improving the effectiveness of our internal control over financial reporting.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

•
Management at each location periodically reviews the responsibilities in the financial closes and reporting processes as well as reviews and approves the financial statements of each reporting cycle at the subsidiary level.

At consolidated level, we have a multi-layer review process to address financial reporting risks.

•
At the end of each reporting cycle, our general ledger accountant (who is not responsible for recording) obtains the financial statements from subsidiary level, reviews them, and submits them to our SEC Reporting Manager. If issues are identified at this level, our general ledger accountant communicates directly with each subsidiary.

•
Our SEC Reporting Manager reviews and consolidates the financial statements prepared by each subsidiary. Intercompany transactions are identified and related adjustments are made for the purpose of consolidation. If issues arise during the consolidation, the SEC Reporting Manager communicates directly with the general ledger accountant and with each subsidiary.

•
SEC Reporting Manager then submits the consolidated financial statements and working papers to the Company’s Executive Vice President of Finance, who reviews and analyzes the financial statements. If issues arise during the review and analysis, the Executive Vice President of Finance communicates directly with the SEC Reporting Manager and the general ledger accountant.

•	After being approved by the Executive Vice President of Finance, the consolidated financial statements are submitted to the Chief Financial Officer (“CFO”) for final review and signing off.

Our internal audit department is located in the Company’s headquarters and currently consists of four individuals including an Internal Audit Manager. Our internal audit group directly reports to the Audit Committee of the Board of Directors of the Company (“Audit Committee”) but is supervised directly by our Chief Executive Officer and CFO.

The internal audit function assists the top management in the assessment of the effectiveness of our internal control over financial reporting. The internal audit department prepares audit plans, perform field testing periodically based on our design of the internal controls over financial reporting, summaries issues identified through filed testing, develops remediation plans, and submits the plans to our Chief Financial Officer and Chief Executive Officer for approval.  Major issues, matters of interest, significant internal control weaknesses, if any, and remediation plans are reported to the Audit Committee. The internal audit department also addresses issues raised by the Audit Committee.

Additionally, the Company also engaged Ernst & Young (China) Advisory Limited Beijing Branch Office (“E&Y”) from November 2007 through the end of 2010 to assist in our evaluation of our internal control over financial reporting. Our internal audit department worked closely with E&Y engagement team. E&Y also provides reports of its works to our Audit Committee. Please refer to our response to Comment 7(d) for details on the role of E&Y.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

With the comprehensive internal control procedures, processes, and systems discussed above in our operations, the Company’s management considers that the Company’s internal control over financial report is adequately effective.

Response to Comment 7(b):

We maintain our books and records in accordance with Chinese GAAP. However, our internal control systems over financial reporting are designed largely in accordance with U.S. GAAP with Ernst & Young as our consultant (please refer to our response to comment 7(a) and 7(d)). Some identified differences between Chinese GAAP and U.S. GAAP are addressed in the internal control processes and proper adjustments are recorded at each subsidiary’s financial reporting level.  The Company’s corporate financial reporting team has a certified public accountant and a senior financial professional who are knowledgeable about and experienced in U.S. GAAP as well as SEC rules and regulations. They are responsible for consolidating the financial statements prepared by each subsidiary and for preparing consolidated financial statements in accordance with U.S. GAAP for SEC reporting.  These professionals have been educated and trained in the U.S. and have extensive experience working in auditing and financial functions for U.S. companies. Please refer to our response to comment 7(c) and 7 (e) for details of our financial professionals.

In preparing consolidated financial statements in accordance with U.S. GAAP, we perform the following multi-level review process to ensure controls over the conversion of the Company’s financial statements from Chinese GAAP to U.S. GAAP and the related disclosures:

•
Our SEC Reporting Manager reviews the financial statements prepared by each subsidiary and relevant accounting records and supporting documents, proposes necessary adjustments related to intercompany transactions.

•	She then verifies the proposed adjustments with our general ledger accountant at headquarters and sometimes confirms with the proposed adjustments with each subsidiary if it is necessary.

•
The SEC Reporting Manager discusses the proposed adjustments with the Company’s Executive Vice President of Finance, who reviews and approves the adjustments.  The SEC Reporting Manager then posts the adjustments onto the consolidation working papers. The consolidation working papers in functional currency are then translated to reporting currency (U.S. dollar).

•
Based on the consolidation working papers with all adjusted entries, the SEC Reporting Manager prepares consolidated financial statements. In preparing consolidated financial statements, the SEC Reporting Manager follows quarterly or yearly closing checklist and U.S. GAAP difference checklist, which are subsequently reviewed by the Executive Vice President of Finance. Necessary additional U.S.GAAP adjustments are proposed if any is noted.

•
For disclosures in preparing Form 10-Q /10-K, our SEC Reporting Manager goes through the SEC Form 10-K/10-Q disclosure checklist that is required by the SEC to ensure the completeness of the disclosures. The Executive Vice President of Finance again reviews the disclosure items against the checklists and signs off on the checklists.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

•	All financial statement working papers and checklists are reviewed and approved by the Company’s CFO and subsequently submitted to our internal audit department.

Response to Comment 7(c):

Our financial reporting team consists of accountants and financial professionals, collectively knowledgeable about and experienced in Chinese GAAP and U.S. GAAP as well as SEC rules and regulations. The key members of the team include the Company’s Chief Financial Officer, Executive Vice President of Finance, SEC Reporting Manager, General Ledger Accountant, and Internal Audit Manager. The chief accountant or finance manager at each of our operational subsidiaries is also involved in preparing the financial statements and overseeing internal control over financial reporting at subsidiary level.  Please also refer to our response to comment 7(a) and 7(b) for the role of each member on our financial reporting team.

Specifically, two members in our financial reporting team are knowledgeable about and experienced with U.S. GAAP as well as SEC rules and regulations. They are our Executive Vice President of Finance and our SEC Reporting Manager.

Chief Financial Officer:

Our Chief Financial Officer is ultimately responsible for overall financial reporting and internal controls of the Company. He is located in our headquarters in Harbin, China. He reviews financial statements prepared at subsidiary level and at consolidated level. He is involved in supervising our internal audit team and interacts with external auditors. He addresses any accounting issues raised by reviews of financial statements and by finance/accounting department at each subsidiary. He ultimately signs off on financial statements filed with the Commission and provides certifications regarding internal controls in accordance with SOX 404.

Our CFO holds a Bachelor’s degree in project management from Harbin Electrical Engineering College. He is a Certified Public Accountant under China’s accountancy program.  He has many years of experience in accounting and financial reporting in China. From 1996 to 1998, he worked as a financial manager for Harbin High Technology Torch Daya Real Estate Co., Ltd.  From 1998 to 2000, he was employed as the Chief Financial Officer for Harbin Wanda Electrical Home Appliances. Since 2005, he has been the Chief Financial Officer of the Company and has been working as a full-time employee on the Company’s executive team.

The Executive Vice President of Finance (“EVP Finance”):

Our EVP Finance has been a full-time employee of the Company and on the executive team since December 2007. She is located in the U.S. She is responsible for supervising the SEC Reporting Manager, reviewing consolidated financial reports and footnotes as well as relevant working papers and supporting documents prepared by the SEC Reporting Manager. She drafts the Management Discussion & Analysis and other relevant disclosure items for the Form 10-Qs and 10-Ks filed with the SEC. She interacts with internal audit team, external auditors, legal counsel, and Audit Committee in finalizing the Form 10-Qs and 10-Ks. She reviews and approves disclosure checklist, ensure adequate disclosure and timely filing of all financial documents required by SEC. She frequently travels to subsidiaries in China and interacts with the finance staff and independent auditors in the annual audit process.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

Our EVP Finance holds a Master of Business Administration degree in Finance from Stern Business School of New York University. She is bilingual in English and Mandarin Chinese. She has many years of experience in financial analysis, financial reporting, SEC disclosure, corporate governance, and investor relations. Before her appointment at the Company, she was a Vice President and a Senior Consultant at an Investor Relations consulting firm, advising U.S. listed Chinese Companies in investor relations, corporate governance, SEC disclosure, and financial reporting. Previously she was employed as a senior financial analyst at Controller’s group from 2001 - 2003 and as Investor Relations Manager from 2003 – 2006 at a  Fortune 100 company.  While fulfilling these finance functions, her responsibilities included the following:

•	Preparing financial statements in accordance with U.S. GAAP

•	Conducting financial analysis and drafting analysis report for senior management

•	Supervising and training staff preparing financial statements

•	Participating in the development of internal audit program and internal audit

•	Reviewing financial statements and Form 10-Qs and 10-Ks and related disclosures before they are filed with SEC

•	Communicating with investors

The SEC Reporting Manager:

Our SEC Reporting Manager prepares the Company’s consolidated financial statements in accordance with U.S. GAAP. She has been engaged by the Company as an independent contractor since the last quarter of 2008. She has worked exclusively for the Company starting the last quarter of 2010. She is located in the U.S. She prepares the consolidated financial statements in accordance with U.S. GAAP and drafts footnotes disclosures for 10-Qs and 10-Ks. She reviews other disclosures prepared by other individual in the group to ensure adequate and accurate disclosure. She interacts directly with accountants at each of our subsidiaries located in China and sometimes conducts U.S. GAAP research and helps explain to our local accountants in China with regards to complex accounting issues.

This individual is a Certified Public Accountant (California). She is bilingual in English and Mandarin Chinese. She is a Member of AICPA, a Member of California Society of CPA, and a Member of Beta Alpha Psi – National Honors accounting Fraternity. She was employed previously as a senior auditor at two accounting firms, one of which was a “Big Four” accounting firm.

While this individual was working for the accounting firms as senior auditor, she did extensive audit work involving various U.S. and international companies, including:

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

•	Planning, performing, and managing audits/reviews of financial statements of client companies

•	Supervising and training professional staff in all aspects of audit and other attestation engagements to comply with firm policies and accounting standards

•	Providing guidance to audit staff with respect to local GAAP and U.S. GAAP and other complex accounting issues when clients have foreign operations

General Ledger Accountant:

Our General Ledger Account is responsible for reviewing the financial statements submitted by each subsidiary and subsequently submitting them to EVP Finance and SEC Reporting Manager. She is located in the Company’s headquarters and acts as a liaison between the function in China and the function in the U.S.

She has been employed full-time with the Company as an accountant for 11 years. She is located in our headquarters in Harbin, China. She holds a college associate degree and is a qualified public accountant under Chinese accountancy program.

Internal Audit Manager:

Our Internal Audit Manager leads the internal audit team and assists the top management in self-assessment of the effectiveness of our internal control over financial reporting. She is located in our headquarters in Harbin, China.

She has been employed full-time with the Company as an accountant from 2006 to 2008 and has been the head of internal audit team of the Company since 2008. She holds a college associate degree in accounting.  She is a qualified public accountant under Chinese accountancy program and a Member of the International Institute of Certified Internal Auditors.

Response to Comment 7(d):

The Company has not retained an accounting firm or other similar organization to prepare our financial statements.

However, the Company has retained Ernst & Young (China) Advisory Limited Beijing Branch Office (“E&Y”) to assist in our evaluation of our internal control over financial reporting since November 2007. The firm’s address is: Level 5, Ernst & Young Tower, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing, China, 100738.

Ernst & Young is a global leader in professional services providing a broad array of services relating to audit and risk-related services, tax and transactions. Ernst & Young has its own methodology and quality control system to support professional team in serving clients. It has extensive experience in assisting many large and small U.S. listed public companies in evaluating the clients’ internal control over financial reporting.

The team that worked with the Company on this engagement consisted of the following key members:

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

Engagement Partner

Stanley Chang (serviced the Company from 2007). Stanley holds the following credentials: Member of the International Institute of Certified Internal Auditors, Certified Public Accountant (Texas), Certified Management Accountant, Certified Government Financial Manager, Certificate in Control Self-Assessment, and Certified Government Audit Professional.

Engagement Manager

Vivian Wang (serviced the Company from 2008). Vivian holds the following credentials: Member of the International Institute of Certified Internal Auditors and Chinese Institute of Certified Public Accountant.

Key Members of Engagement Team

Yang Yu (serviced the Company from 2008). Yang is a Member of the International Institute of Certified Internal Auditors.

Karen Liu (serviced the Company in 2010). Karen is a Member of the Chinese Institute of Certified Public Accountant.

Sue Hu (serviced the Company in 2010). Sue is a Member of the International Institute of Certified Internal Auditors and Certified Information System Auditor.

In 2010, the Ernst & Young team performed the following work for the Company:

Phase I: March 15 - April 16, 2010. The team spent about 800 man hours assisting the Company’s internal audit team in the following tasks:

•	Identified and documented controls in Entity Level, Process Level and IT level;

•	Performed walk-through testing and documented testing results;

•	Documented issues, recommendations and management remediation plan.

Phase II: July 12 - 31, 2010. The team spent about 650 man hours assisting the Company’s internal audit team in performing the following tasks:

•	Performed first round detailed testing on Entity Level and Process Level, documented testing results;

•	Summarized testing issues;

•	Discussed issues with management and documented remediation plan.

Phase III: September 13 - 30, 2010. The team spent about 500 man hours assisting the Company's internal audit team in performing the following tasks:

•	Performed remediation testing (focusing on controls which were failed or no sufficient sample available in the last round testing) and documented testing results;

•	Updated issue summary and documented follow-up plan.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

Phase IV: January 4 - 28, 2011. The team spent about 700 man hours assisting the Company's internal audit team in performing the following task:

•	Performed year-end testing and finalized summary.

For the fiscal year ended December 31, 2010, the Company paid a total of RMB 1,980,000 to E&Y for its service (inclusive of the China Business Tax and exclusive of the Out-of-Pocket Expenses).

Response to Comment 7(e):

The Company has retained an individual who serves as an independent contractor to prepare consolidated financial statements in accordance with U.S. GAAP. This individual is a Certified Public Accountant (California). She is bilingual in English and Mandarin Chinese. She is also a Member of ACIPA, a Member of California Society of CPA, and a Member of Beta Alpha Psi – National Honors accounting Fraternity. She was employed previously as a senior auditor at two accounting firms, one of which was a “Big Four” accounting firm.

While this individual was working for the accounting firms as senior auditor, she did extensive audit work involving various U.S. and international companies, including:

•	Planning, performing, and managing audits/reviews of financial statements of client companies

•	Supervising and training professional staff in all aspects of audit and other attestation engagements to comply with firm policies and accounting standards

•	Providing guidance to audit staff with respect to local GAAP and U.S. GAAP and other complex accounting issues when clients have foreign operations

Based on her credentials and her many years of experience as a senior auditor, the Company believes that this individual is well qualified to work for the Company in preparing its consolidated financial statements in accordance with U.S. GAAP. She has been engaged as the Company’s SEC Reporting Manager since the last quarter of 2008.

For the financial reporting covering the fiscal year ended December 31, 2010, this individual worked for the Company exclusively. She spent a total of about 865 hours in performing consolidation of all subsidiaries’ financial statements and preparation of consolidated financial statements in accordance with U.S. GAAP for the fiscal year ended December 31, 2009 and for the first three quarters of 2010. She received a total compensation of $76,563 in 2010.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

Response to Comment 7(f):

Mr. Plowman was employed at Fleetwood Enterprises, Inc. (“Fleetwood”) from 1969 to 1987 and from 1997 until his retirement in 2008.  Fleetwood was a U.S. public company listed on the New York Stock Exchange and during Mr. Plowman's tenure had been the world’s largest producer of recreational vehicles and manufactured housing before it filed for voluntary Chapter 11 protection in 2009.  At Fleetwood, Mr. Plowman held numerous leadership positions in finance functions including Controller, Treasurer, and Financial Vice President from 1969 to 1987. During later years at Fleetwood, he served as Chief Financial Officer from 2001 to 2008. Earlier in his career, Mr. Plowman worked as a senior auditor then tax accountant at Arthur Andersen & Co. and Ernst & Ernst and was a Certified Public Accountant.

Mr. Plowman has an extensive understanding of and hands on experience with U.S. GAAP and internal control over financial reporting through many years of experience as a CPA, Controller, Treasurer, and CFO.  While fulfilling these finance functions, Mr. Plowman’s responsibilities included the following:

•	Preparing, reviewing, and evaluating financial statements in accordance with U.S. GAAP

•	Supervising and training staff in preparing financial statements

•	Developing and validating internal control systems over financial reporting

•	Overseeing internal audit

•	Coordinating audit and communicating with auditors and audit committees

•	Reviewing and approving financial statements

•	Ultimately signing off on financial statements filed with the SEC and providing certifications regarding internal controls in accordance with SOX 404

Based on his previously held credential as a CPA and many years of extensive experience in financial reporting and internal control over financial reporting, Mr. Plowman is very well qualified as a financial expert. With many years of leadership positions in finance functions, Mr. Plowman has an in-depth understanding of common accounting issues and internal control issues that are reasonably expected to be raised by reviews of the Company’s financial statements and internal control systems. Therefore, he is very well qualified to serve as our Audit Committee’s financial expert.

Item 10. Directors…, page 38

8.
Please amend your filing to include the disclosure contained in your responses to prior comment 6 of our letter dated November 12, 2010 and comment 5 of our letter dated September 30, 2010 as requested in that comment.  We note that your response mentions only that you will provide the disclosure in future filings.

Response to Comment 8:

We respectfully ask the Commission to allow the Company to first revise the disclosure and incorporate the responses to these comments in the Form 10-K for the year ended December 31, 2010 as we are currently working on this new Form 10-K and expect it to be filed by March 16, 2011. The Company will file an amendment to its Form 10-K for its fiscal year ended December 31, 2009 to incorporate these and any other items requested to be included by the Commission. However, in order to avoid the potential filing of multiple amendments to our Form 10-K for our fiscal year ended December 31, 2009, the Company respectfully requests that it be permitted to file this amendment following confirmation by the Staff that it has completed its review of this Form 10-K.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

9.
In future filings, please provide the disclosures required by Item 407(a)(3) of Regulation S-K.  For example, tell us and revise future filings to address how your independence conclusions with respect to Yunyue Ye accounted for the research and development agreement with the university mentioned on page 9.  Alternatively, if applicable, provide the disclosures required by Item 404 of Regulation S-K.

Response to Comment 9:

In future filings, we will provide the disclosures requested. With respect to Yunyue Ye’s independence in light of our collaboration with the university where Yunyue Ye is employed, we will revise future filings as follows:

As a technology-focused Company, we often collaborate with universities and research institutions on certain technologies that are of interests of the Company and that potentially could advance the products of the Company. Zhejiang University located in Hangzhou, China (the “University”) is one of many such universities and institutions with which we have established collaborations. Yunyue Ye, a director of the Board of Directors of Harbin Electric, Inc. (the “Board”), is a professor employed at the University. The Company decided that Yunyue Ye qualifies as an independent director under 407(a)(3) of Regulation S-K based on the following:

•	The collaboration agreement was signed with the University, not with Mr. Ye himself

•	The research grant provided by the Company went to the University research fund, not to Mr. Ye himself

•	The University is a State-Owned university. Mr. Ye has neither any ownership position of the University nor any control position with respect to the University

•
The University is one of the largest universities in China. The total number of faculty and staff members of the University is 8,434. Mr. Ye’s personal influence on the University’s decisions is very limited.

10.
Your disclosure in response to this item should also address any other directorships held by your directors within the past 5 years as required by Item 401(e)(2) of Regulation S-K.  It should also include the business experience during the past five years for each director and executive officer.  We note, for example, that Ching Chuen Chan appears to be a director of Rotoblock, Inc.  It is also our understanding that he served on advisory boards of other entities during the past five years.  Please revise your proposed disclosures accordingly.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

Response to Comment 10:

We inquired Ching Chuan Chan about his failure to report his directorship at Rotoblock, Inc. within the past five years as required by Item 401(e)(2) of Regulation S-K.  Mr. Chan apologized about the mistake and stated the following regarding his directorship at Rotoblock, Inc.

“I served as a director of Rotoblock Corporation on September 26, 2005. However, this company has not been active and I have not been active at all as its director. I never attended any board meetings and never signed any documents in my capacity as a director. Therefore it completely slipped out of my mind that I was a director of this company. After being reminded that I was still a director of this corporation, I decided to resign from this directorship and submitted my resignation letter on January 25, 2011.”

The Company also received a copy of Mr. Chan’s resignation letter from Rotoblock Corporation on January 26, 2011.

We respectfully ask the Commission to allow the Company to first revise the disclosure and incorporate the response to this comment  in the Form 10-K for the year ended December 31, 2010 as we are currently working on this new Form 10-K and expect it to be filed by March 16, 2011. The Company will file an amendment to its Form 10-K for its fiscal year ended December 31, 2009 to incorporate this and any other items requested to be included by the Commission. However, in order to avoid the potential filing of multiple amendments to our Form 10-K for our fiscal year ended December 31, 2009, the Company respectfully requests that it be permitted to file this amendment following confirmation by the Staff that it has completed its review of this Form 10-K.

The Company will amend its Form 10-K for its fiscal year ended December 31, 2009 to include the requested information as the following:

Director	Qualification Highlights	Rationale
Ching Chuen Chan	• Expertise in Electrical Engineering • Academy Member • Intellectual Horse Power • Academic Leadership • Strategic Planning • Manufacturing
Mr. Chan is an Honorary Professor at Hong Kong University's Department of Electrical and Electronics Engineering.  From 1976 through present, Mr. Chan earned many professorships in honorary, visiting and guest roles at world renowned institutions including UC Berkeley, MIT, University of Hong Kong, and Tsing Hua University.  He is a Fellow of the Royal Academy of Engineering, U.K., the Chinese Academy of Engineering, the Ukraine Academy of Engineering Sciences and a Fellow and Past Vice President of Hong Kong Academy of Engineering Sciences.  He is also a Fellow of IEEE, IEE and HKIE, Past President of the Hong Kong Institution of Engineers.  He was awarded the IEE International Lecture Medal in 2000 and lecturing on electric vehicles worldwide. In 2001, he was selected as one of Asia's Best Technology Pioneers by Asiaweek.  During his career, Mr. Chan has advised on various consultancy projects for large corporations such as Ford Motor Company, Honda R & D Co Ltd., National Institute of Environmental Studies, Japan, Sumitomo Corporation and Mitsubishi Electric Corporation as well as serving as an advisor to government agencies.  Since September 2005, Mr. Chan had been serving as an independent director of Rotoblock Corporation listed on Over-the-Counter Bulletin Board. He resigned from this position effective February 21, 2011. From 2003 to 2007, he served as Chairman of Advisory Board of ZAP (OTCBB) and from 2006 to 2008 as a Member of Advisory Board of Altair Nanotechnologies, Inc. (Nasdaq). Since February 2008, Mr. Chan has been serving as an independent director of Azeus Systems Holdings Ltd., a provider of IT consultancy services based in Hong Kong that is listed on Singapore Exchange Mainboard.

Mr. Chan’s outstanding academic achievements in electrical engineering, extensive expertise in technological advancement, and close collaboration with world-renowned manufacturers allow him to bring insights in technology and management practice of industrial companies to the Board.  Mr. Chan serves as Chairman of Nominating and Corporate Governance Committee of our Board.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

Item 11. Executive Compensation, page 41

Summary Compensation Table, page 41

11.	Please amend your filing to disclose your response to prior comment 8.

Response to Comment 11:

We respectfully ask the Commission to allow the Company to first revise the disclosure and incorporate the response to this comment  in the Form 10-K for the year ended December 31, 2010 as we are currently working on this new Form 10-K and expect it to be filed by March 16, 2011. The Company will file an amendment to its Form 10-K for its fiscal year ended December 31, 2009 to incorporate this and any other items requested to be included by the Commission. However, in order to avoid the potential filing of multiple amendments to our Form 10-K for our fiscal year ended December 31, 2009, the Company respectfully requests that it be permitted to file this amendment following confirmation by the Staff that it has completed its review of this Form 10-K.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-2

Income Taxes page F-11

12.
Please refer to our prior comment 9.  In this regard, as previously requested please provide us with a schedule that reconciles the tax returns filed with the Chinese Tax Authority to the line items in your U.S. GAAP financial statements included in your Form 10-K for the fiscal year ended December 31, 2009.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

Response to Comment 12:

We have provided a schedule in our last response that reconciles the income tax reported on the tax returns filed with the Chinese Tax Authority to the income tax reported on our U.S. GAAP financial statements included in our Form 10-K for the fiscal year ended December 31, 2009. As per our understanding, your prior comment 9 in the Comment Letter dated November 12, 2010 was referring to Note 10 in our Form 10-K for the fiscal year ended December 31, 2009. This Note 10 refers to a tax issue. Therefore, we focused on that income tax issue and provided the income tax reconciliation summary.

In the supplemental material package we provided, we have included a CD with an excel schedule saved on it that shows the details of the reconciliation by each subsidiary. As the Company has more than 10 subsidiaries, the entire schedule with line item details is a large excel sheet which does not fit into a single page word document. It will be easier to review the entire excel schedule on the computer. Therefore, we provided this detailed schedule on CD in the supplemental material package mailed to the Commission.

Note 16. Business Combinations, page F-24

13.
We see from your table that you determined that the fair value of the inventory and accounts receivable purchased as part of the Simo motor acquisition was equal to the net book value.  However, we also noted that you recorded significant reserves related to the receivables and inventory from Simo motor as disclosed in footnotes four and five.  Please confirm to us that you recorded the accounts receivable and inventory acquired as part of the Simo motor acquisition at fair value and explain the facts and circumstances upon which you recorded the significant related reserves. As part of your response, please cite the direct accounting guidance upon which you based your accounting.

Response to Comment 13:
We did record the accounts receivable and inventory acquired as part of the Simo motor acquisition at fair value.  However, we realized that we recorded and disclosed the accounts receivables and inventory with a separate valuation allowance.

Based on accounting guidance related to Business Combination, Paragraphs 805-20-30-1.A, separate valuation allowances are not recognized for assets that are recorded at fair value at the acquisition date. Topic 805 requires assets, which include receivables and loans, to be measured at their acquisition-date fair value without a separate valuation allowance. As a result, we will amend our footnotes four and five as follows in future filings:

Note 4 – Accounts receivable

Accounts receivable consisted of the following:

	December 31,	December 31,
	2009	2008
Accounts receivable	$93,437,360	$30,437,235
Less: allowance for bad debts	(114,475)	(153,155)
Accounts receivable, net	$93,322,885	$30,284,080

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

The following table consists of allowance for bad debts:

Allowance for bad debts at January 1, 2008	$116,238
Recovery of bad debts	(1,899)
Accounts receivable write off	-
Increase in allowance from acquisition of Weihai	30,735
Effect of foreign currency translation	8,081
Allowance for bad debts at December 31, 2008	153,155
Recovery of bad debts	(38,656)
Accounts receivable write off	-
Effect of foreign currency translation	(24)
Allowance for bad debts at December 31, 2009	$114,475

Note 5 – Inventories

The following is a summary of inventories by major category:

	December 31,	December 31,
	2009	2008
Raw and packing materials	$8,923,098	$2,702,417
Work in process	25,176,195	7,978,350
Finished goods	23,447,325	11,279,317
Finished goods - consignment	18,077,870	-
Inventory valuation allowance	(710,611)	-
Total inventory, net	$74,913,877	$21,960,084

As of December 31, 2009 and 2008, total inventory valuation allowance amounted to $710,611 and $0, respectively.  All inventory valuation allowance is from the subsidiary Simo Motor acquired on October 2, 2009.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements, page 2

Note 9. Plant and Equipment, net, page 21

14.
We see that you have recorded a significant amount of construction in progress as of September 30, 2010 and that this is related to the construction of your new facility in Shanghai and the construction and installation of manufacturing equipment in HTFE, Weihai, and Simo Motor.  Please provide us with the detail of amounts included in construction in progress as of December 31, 2009 and September 30, 2010 by major type of asset that is being constructed, and specify how much relates to each project.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

Response to Comment 14:

Please see Appendix A in the supplemental materials we have provided to the Commission for a detailed list of construction in progress projects under each manufacturing facility as of December 31, 2009.

15.
Please also tell us when each of these projects began.  Please tell us if you still anticipate completing construction of the Shanghai facility by the end of 2010, and when you anticipate placing the related assets in service.  In this regard, please tell us by each type of equipment / asset and location of when you anticipate completing the construction and installation of all the other projects, including the manufacturing equipment or assets in HTFE, Weihai and Simo Motor.

Response to Comment 15:

Please see Appendix B in the supplemental materials we have provided to the Commission for a detailed list of construction in progress (“CIP”) projects under each manufacturing facility as of September 30, 2010.

Our manufacturing facility in Shanghai is a brand new, world class production facility we constructed on a piece of raw land. We believe it is one of largest production facilities of micro motors in China, and perhaps in Asia. The rated manufacturing capacity of this facility is approximately 10 million units and it can host more than 10 production assembly lines. We began the construction in 2007. The whole facility consists of four production factories, one office building, one employee dormitory building, one power transformer and supply station, and two security stations. In October 2009, we completed the construction of three production factories, the office building, the power station, and one security station. The interior finish and decoration of these buildings were completed in August 2010. The construction of one production factory, the dormitory, and one security station is delayed and we now estimate that it will be completed in May 2011. The depreciation of the assets begins when the assets are placed in service.

The main part of the CIP at Shanghai is the production equipment. Major production lines and production equipment are customized. We have placed orders and made installment payments for some of the equipment and production lines to be installed in the facility. However, we have not received them yet. According to the lists we provided in the appendix, some equipment is estimated to be received by March 2011, some by April 2011, and some by July 2011. For all completed CIP that has been placed in service, we have begun booking the depreciation. As we are growing our business, offering more types of products, and expanding the production, we have been purchasing more production equipment, which is why our CIP on production equipment has increased over the years.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

Note 19. Commitments and Contingencies, page 32

16.
We note your disclosure that as of September 30, 2010, the Company guaranteed bank loans for third parties’ bank loans, amounting to $9,281,400.  Please tell us, and revise future filings to clarify, the purpose of providing such guarantees, to whom they are provided and the circumstances under which you would be obligated to make payments.

Response to Comment 16:

In future filings, we will revise this disclosure as follows:

Contingencies

Guarantee of Third-Party Indebtedness—No Liability Is Recorded

As China only began its economic reform and development of a market economy in the 1980s, its credit evaluation system has had only a very short history and is far less sophisticated than that in the developed countries. Therefore, when an enterprise applies for a loan from a commercial bank, it is difficult for the bank to evaluate the credit risk of the applicant. As an alternative tool, it is a common practice in China for commercial banks to require the applicant to find an unrelated third-party in its local economy to provide a loan guarantee for the applicant, which serves as a credit enhancement for the bank. In return, and also to avoid risk of having to make payments under the guarantee, such guarantors often require the counterparty to provide similar guarantees on their own debt. Therefore, this type of guarantee is usually cross-guarantee.

For mutual benefit, the Company reached agreements with two third parties to provide such cross-guarantee on bank loans as of September 30, 2010.

As of September 30, 2010, the Company is contingently liable as guarantor with respect to $6,287,400 of indebtedness of Xi’an Guolin Industrial Co., Ltd. (“Guolin”). The term of the guarantee is through January 2011. At any time through that date, should Guolin be over six months delinquent on its debt payments, the Company will be obligated to perform under the guarantee by primarily making the required payments, including late fees and penalties. The maximum potential amount of future payments that the Company is required to make under the guarantee is the entire default amount, not to exceed the loan amount. Guolin is also contingently liable as guarantor for the Company with respect to $1,559,874 of indebtedness. The term of the guarantee is through December 2010.

As of September 30, 2010, the Company is contingently liable as guarantor with respect to $2,994,000 of indebtedness of Baoji Zhongcheng Machinery Co. Ltd. (“Baoji”). The term of the guarantee is through April 2011. At any time through that date, should Baoji be over six months delinquent on its debt payments, the Company will be obligated to perform under the guarantee by primarily making the required payments, including late fees and penalties. The maximum potential amount of future payments that the Company is required to make under the guarantee is the entire default amount, not to exceed the loan amount. Baoji is also contingently liable as guarantor for the Company with respect to $4,491,000 of indebtedness. The term of the guarantee is through June 2011.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

The Company has evaluated the guarantee and concluded that the likelihood of having to make payments under the guarantee is remote.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 42

17.
We note your response to our prior comment 11.  We do not see where you have provided the requested information for the micro motor product line as it relates to the period ended September 30, 2010 compared to the period ended September 30, 2009.  In this regard, we reissue our prior comment 11 in part.  Please provide us the underlying reasons that contributed to the higher sales volume, which caused your revenue for the micro motors product line to significantly increase by $23.5 million during the nine months period ended September 30, 2010 as compared to the nine months period ended September 30, 2009.  As part of this detail explanation, please provide us with the following, if applicable:

•	Your understanding as to the reason for any changes in each of your primary customers’ purchases from period to period.

•	An explanation of the nature of your relationship with your primary customers in these periods.

•	An explanation of the type of products your primary customers purchased from you for these period.

Response to Comment 17:

Please see Table 2 in the supplemental materials we have provided to the Commission regarding the two major customers in our micro motor product line and the sales to these two customers for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009.

Jiangsu Liyang Car Seat Adjuster Factory (“Jiangsu”) is a Chinese customer located in Jiangsu Province, China. Our nature of relationship with Jiangsu is only limited to a normal supplier and customer relationship. It is neither an affiliate with nor a related party to the Company. This customer has had a long term relationship with the Company since 2007. It purchases our micro motors for car seat automation function, such as moving seat back and forth, up and down, and adjusting seat angles.

The sales to Jiangsu increased by $2.5 million for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009. The sales increase to this customer was attributable to higher sales volume with a stable ASP year over year.

Magna Seating of America (“Magna”) is an international customer, one of the largest auto parts suppliers to the auto makers worldwide, with subsidiaries worldwide including in China. Our nature of relationship with Magna is only limited to a normal supplier and customer relationship. It is neither an affiliate with nor a related party to the Company. This customer has had a long term relationship with the Company since 2007. We have developed customized micro motors for this customer that are used for car seat automation function, such as moving seat back and forth, up and down, adjusting seat angles, folding car seat, and opening car trunk.

Julie Sherman
U.S. Securities and Exchange Commission
February 24, 2011

The sales to Magna increased by $6.6 million for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009. The sales increase to this customer was attributable to higher sales volume and new product launch. The ASP for existing products was relatively stable year over year, but the ASP for new products was lower because they are different micro motors. (Note: Cars vary by brand name and by model; and different brands and different models use different micro motors.)

With the overall economy stronger in the first nine months of 2010 compared to the first nine months of 2009 and with auto industry recovered in China and in the world, sales to our other micro motor customers also increased somewhat. In 2010, we also expanded our customer base and gained several new customers which contributed to the total sales increase as well for the nine months ended September 30, 2010 versus the nine months ended September 30, 2009.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Tianfu Yang
Name: Tianfu Yang
Title: Chief Executive Officer and Chairman
of the Board